Filed Pursuant to Rule 424(b)(2)
Registration No. 333-111460

PROSPECTUS

$400,000,000

1.5% Senior Convertible Notes due August 15, 2023

      Fair Isaac Corporation issued the notes in a private placement on August 6, 2003. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. This prospectus will be used by the selling securityholders from time to time to resell their notes and any common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of the notes or the common stock.

      We will pay regular interest on the notes on August 15 and February 15, beginning February 15, 2004 through August 15, 2008. Beginning August 15, 2008, regular interest on the notes will accrue at the rate of 1.5%, compounded semi-annually, and be due and payable upon the earlier to occur of redemption, repurchase or final maturity. In addition, we will pay contingent interest during any six-month period from August 15 to February 14 and from February 15 to August 14, commencing with the six-month period beginning August 15, 2008, if the average trading price of a note for the five trading day period immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the principal amount of, plus accrued and unpaid regular interest on, the note. The amount of contingent interest payable per note in respect of any six-month period will equal 0.25% per annum of the average trading price of the notes for the five trading day period immediately preceding such six-month period.

      The notes will mature on August 15, 2023. We may redeem for cash all or part of the notes on and after August 15, 2008 at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to but not including the date of redemption.

      The notes are convertible into shares of our common stock, subject to the conditions described below, at an initial conversion price of $65.9288 per share, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately 15.1679 shares of common stock per $1,000 principal amount of notes. Any accrued and unpaid interest will be deemed paid upon conversion. Holders may surrender their notes for conversion, if any of the following conditions is satisfied:

•	prior to August 15, 2021, during any fiscal quarter if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last day of the immediately preceding fiscal quarter is more than 120% of the conversion price per share of our common stock on the corresponding trading day;

•	at any time after the closing sale price of our common stock on any date after August 15, 2021 is more than 120% of the then current conversion price;

•	during the 5 consecutive business day period following any 10 consecutive trading day period in which the average trading price of a note was less than 98% of the average sale price of our common stock during such 10 trading day period multiplied by the applicable conversion rate, subject to certain limitations;

•	if we have called the notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

      Holders may require us to repurchase for cash all or part of their notes on August 15, 2007, 2008, 2013 and 2018, or upon a change of control, at a price equal to 100% of the principal amount of the notes being repurchased plus accrued but unpaid interest to but not including the date of repurchase.

      The notes are our senior unsecured indebtedness and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and existing and future indebtedness and other liabilities of our subsidiaries.

      Our common stock is quoted on The New York Stock Exchange under the symbol “FIC.” The last reported sale price of our common stock on January 8, 2004 on the New York Stock Exchange Composite Tape was $52.62 per share. The notes will not be listed on any securities exchange.

      For U.S. federal income tax purposes, the notes are subject to U.S. federal income tax rules applicable to contingent payment debt instruments. See “Certain United States Federal Income Tax Considerations.”

      Investing in the notes involves risks. See “Risk Factors” beginning on page 7.

      Neither the Securities and Exchange Commission nor any other federal or state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2004.

WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
SUMMARY
The Offering
Risk Factors
Selected Consolidated Financial Data
RISK FACTORS
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

WHERE YOU CAN FIND MORE INFORMATION	i
FORWARD-LOOKING STATEMENTS	iii
SUMMARY	1
RISK FACTORS	7
USE OF PROCEEDS	20
RATIOS OF EARNINGS TO FIXED CHARGES	20
CAPITALIZATION	21
DESCRIPTION OF THE NOTES	22
DESCRIPTION OF CAPITAL STOCK	39
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	42
SELLING SECURITYHOLDERS	48
PLAN OF DISTRIBUTION	54
LEGAL MATTERS	56
EXPERTS	56

      You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities.

      We are not, and the selling securityholders are not, making an offer to sell the notes in any jurisdiction except where an offer or sale is permitted.

      This prospectus is based on information provided by us and by other sources that we believe are reliable. We cannot assure you that this information is accurate or complete. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of us and the terms of the offering and the notes, including the merits and risks involved.

      We are not, and the selling securityholders are not, making any representation to any purchaser of the notes regarding the legality of an investment in the notes by the purchaser under any legal investment or similar laws or regulations. You should not consider any information contained in or incorporated by reference into this prospectus to be legal, business or tax advice. You should consult your own attorney, accountant, business adviser and tax adviser for legal, tax, business and financial advice regarding an investment in the notes.

      You should not assume the information contained in this prospectus is accurate after the date on the front cover of this prospectus or that the information contained in documents incorporated by reference is accurate after the respective dates of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

      The selling securityholders reserve the right to withdraw this offering of the notes at any time. The selling securityholders also reserve the right to reject any offer to purchase some or all of the notes for any reason and to allot to any prospective investor less than the full amount of notes sought by the investor.

      You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the notes under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, offer or sale, and neither we nor the selling securityholders will have any responsibility therefor.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy and information statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of the reports, proxy and information statements and other information may also be examined without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or a portion of such materials can be obtained from the Public

i

Reference Room of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. These reports, proxy and information statements and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

      We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until this offering is completed (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	Annual Report on Form 10-K for the year ended September 30, 2003, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement relating to our 2004 Annual Meeting of Shareholders;

•	The description of Fair Isaac’s common stock contained in the Registration Statement on Form 8-A filed on April 9, 1996, including any amendment or report filed to update that description; and

•	The description of Fair Isaac’s preferred share purchase rights contained in the Registration Statement on Form 8-A filed on August 10, 2001, including any amendment or report filed to update that description.

      You may obtain a copy of any or all of the documents incorporated by reference (other than exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates), at no cost, by writing to or telephoning us at the following address:

Fair Isaac Corporation

200 Smith Ranch Road
San Rafael, California 94903
Attention: Vice President Corporate Development
(415) 492-5389

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FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, certain statements in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other statements concerning future financial performance; (ii) statements of our plans and objectives by our management or Board of Directors, including those relating to products or services; (iii) statements of assumptions underlying such statements; (iv) statements regarding business relationships with vendors, customers or collaborators; and (v) statements regarding products, their characteristics, performance, sales potential or effect in the hands of customers. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “should,” “potential,” “goals,” “strategy,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those described in the “Risk Factors” section starting on page 7 of this prospectus. The performance of our business and our securities may be adversely affected by these factors and by other factors common to other businesses and investments, or to the general economy. Forward-looking statements are qualified by some or all of these risk factors. Therefore, you should consider these risk factors with caution and form your own critical and independent conclusions about the likely effect of these risk factors on our future performance. Such forward-looking statements speak only as of the date on which the statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events or circumstances. You should carefully review the disclosures and the risk factors described in this prospectus and other documents we file from time to time with the SEC, including our reports on Forms 10-Q and 8-K to be filed by us in fiscal year 2004.

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SUMMARY

      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Fair Isaac,” “we,” “our” and “us” refer to Fair Isaac Corporation and its consolidated subsidiaries, unless otherwise specified.

Fair Isaac Corporation

      We provide analytic, software and data management products and services that enable businesses to automate and improve decisions. Our predictive modeling, decision analytics, business intelligence management, decision management systems and consulting services power billions of customer decisions each year.

      We were founded in 1956 on the premise that data, used intelligently, can improve business decisions. Today, we help thousands of companies in over 60 countries target and acquire customers more efficiently, increase customer value, reduce fraud and credit losses, lower operating expenses and enter new markets more profitably. Most leading banks and credit card issuers rely on our solutions, as do insurers, retailers, telecommunications providers, healthcare organizations and government agencies. We also serve consumers through online services that enable people to purchase and understand their FICO® scores, the standard measure of credit risk, empowering them to manage their financial health.

      We classify our products and services into the following four segments:

•	Scoring Solutions These include our scoring services distributed through major credit reporting agencies, as well as services through which we provide our credit bureau scores to lenders directly.

•	Strategy Machine Solutions Our Strategy Machine Solutions are industry-tailored applications designed for specific processes such as marketing, account origination, customer management, fraud and medical bill review, as well as consumer solutions through our myFICO service.

•	Professional Services This segment includes revenues from consulting services and customer engagements, as well as services associated with implementing and delivering our products.

•	Analytic Software Tools This segment is composed of our analytic software tools sold to businesses for their use in building their own decisioning applications. These tools comprise a suite known as Fair Isaac Business ScienceTM.

      We were founded in 1956, subsequently incorporated in California and reincorporated in Delaware in 1987. The mailing address of our principal executive offices is 200 Smith Ranch Road, San Rafael, California 94903 and our telephone number at that address is (415) 472-2211.

The Offering

Issuer	Fair Isaac Corporation.

Securities offered	$400,000,000 aggregate principal amount of 1.5% Senior Convertible Notes due August 15, 2023.

Maturity date	August 15, 2023.

Regular Interest	The notes bear regular interest at an annual rate of 1.5%. Regular interest is payable on August 15 and February 15 of each year, beginning February 15, 2004 through August 15, 2008. Beginning August 15, 2008, regular interest on the notes will accrue at the rate of 1.5%, compounded semi-annually, and be due and payable upon the earlier to occur of redemption, repurchase or final maturity.

Contingent interest	We will pay contingent interest to the holders of the notes during any six-month period from August 15 through February 14 and from February 15 through August 14 commencing with the six- month period beginning on August 15, 2008 if the average trading price of the note for the five trading day period immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the principal amount of, plus accrued and unpaid regular interest on, the note. The amount of contingent interest payable per note in respect of any six-month period will equal 0.25% per annum of the average trading price of the notes for the five trading day period immediately preceding such six-month period.

Conversion rights	Holders may surrender their notes for conversion at the applicable conversion price if any of the following conditions is satisfied:

• prior to August 15, 2021, during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last day of the immediately preceding fiscal quarter is more than 120% of the conversion price per share of our common stock on the corresponding trading day;

• at any time after the closing sale price of our common stock on any date after August 15, 2021 is more than 120% of the then current conversion price;

• during the five consecutive business day period following any 10 consecutive trading day period in which the average of the trading prices for a note was less than 98% of the average sale price of our common stock during such 10 day trading day period multiplied by the applicable conversion rate; provided, however, if, on the day before the conversion date, the closing sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders converting their notes may receive, in lieu of our common stock based on the applicable conversion rate, at our option, cash or common stock with a value equal to 100% of the principal amount of the notes on the conversion date;

• if we call the notes for redemption; or

• if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions described under “Description of the Notes — Conversion of Notes.”

The initial conversion price of the notes is equal to $65.9288 per share of our common stock. This is equal to an initial conversion rate of approximately 15.1679 shares of our common stock per $1,000 principal amount of notes. Accrued and unpaid regular or contingent interest will be deemed paid upon conversion.

Optional redemption	We may redeem for cash all or part of the notes on and after August 15, 2008 at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to but not including the date of redemption. See “Description of the Notes — Optional Redemption by Fair Isaac.”

Purchase at holder’s option on specified dates	You may require us to repurchase all or part of your notes for cash on August 15, 2007, August 15, 2008, August 15, 2013 and August 15, 2018 at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to but not including the date of repurchase. See “Description of the Notes — Purchase of Notes at Your Option on Specified Dates.”

Purchase at holder’s option upon a change in control	Upon the occurrence of a change in control, you may require us to purchase your notes for cash at 100% of the principal amount of the notes, plus accrued and unpaid interest, subject to certain limitations. See “Description of the Notes — Purchase of Notes at Your Option upon a Change in Control.”

Ranking	The notes are our senior unsecured obligations and rank equally in right of payment with all of our unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness, to the extent of such security, and existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2003, we had no significant secured indebtedness and our subsidiaries had approximately $4.8 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities) to which the notes are effectively subordinated. The terms of the indenture under which the notes are issued do not limit our ability to incur additional indebtedness.

Use of proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of stock issuable upon conversion of the notes.

U.S. federal income taxation	Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the notes will accrue from August 6, 2003, the original issue date of the notes, at the rate of 5.65% per year, compounded semi-annually, which represents the yield at which we could have issued comparable noncontingent, nonconvertible, fixed rate debt instruments with terms and conditions otherwise similar to the notes. United States Holders (as defined below) will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, exchange, conversion or retirement of a note in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of our common stock received, if any, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, exchange, conversion or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

DTC Eligibility	The notes were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of the Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Beneficial owners will not be considered holders under the indenture and will only be entitled to exercise any rights provided to holders under the notes or the indenture through DTC. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes — Book-Entry, Delivery and Form.”

NYSE Symbol for our Common Stock	“FIC”

Risk Factors

      Investment in the notes involves risk. You should carefully consider the information under the section titled “Risk Factors,” and all other information included in this prospectus and the documents incorporated by reference, before investing in the notes.

Selected Consolidated Financial Data

      You should read the selected consolidated financial data set forth below in conjunction with our Annual Report on Form 10-K for the fiscal year ended September 30, 2003. The statements of income data for the fiscal years ended September 30, 2001, 2002 and 2003 and the balance sheet data as of September 30, 2003 have been derived from our audited consolidated financial statements.

      On August 5, 2002, we completed our acquisition of HNC Software Inc. (“HNC”), a provider of analytic and decision management software. Results of operations of HNC are included prospectively from the date of acquisition. As a result of this acquisition, and to lesser degrees the Nykamp Consulting Group, Inc. acquisition consummated in December 2001, the Spectrum Managed Care, Inc. acquisition consummated in December 2002, the NAREX Inc. acquisition consummated in July 2003, and the Diversified HealthCare Services, Inc. acquisition consummated in September 2003, the comparability of the data below is impacted.

	Fiscal Years Ended September 30,

	2001	2002	2003

	(In thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$329,148	$392,418	$629,295

Operating expenses:
Cost of revenues	148,559	172,617	246,592
Research and development	28,321	33,840	67,574
Selling, general and administrative	78,061	87,045	124,641
Amortization of intangible assets(1)	2,100	4,380	13,793
In-process research and development(2)	—	40,200	—
Restructuring and merger-related(3)	—	7,224	2,501

Total operating expenses	257,041	345,306	455,101

Operating income	72,107	47,112	174,194
Interest income	5,785	6,374	7,548
Interest expense	—	(1,471)	(10,605)
Other (expense) income, net	(1,039)	1,083	1,003

Income before income taxes	76,853	53,098	172,140
Provision for income taxes	30,741	35,214	64,983

Net income	$46,112	$17,884	$107,157

Earnings per share:
Basic	$1.40	$0.49	$2.23

Diluted	$1.33	$0.48	$2.12

Shares used in computing earnings per share:
Basic	32,979	36,534	48,123

Diluted	34,589	37,550	50,649

As of
September 30, 2003

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term marketable securities	$505,351
Total assets	1,495,173
Senior convertible notes	400,000
Convertible subordinated notes, net of discount	141,364
Other long-term obligations	5,905
Working capital	569,510
Total stockholders’ equity	849,542

(1)	Includes amortization of goodwill prior to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on October 1, 2002.

(2)	Represents a one-time charge for acquired in-process research and development related to our acquisition of HNC.

(3)	Consists of restructuring and other charges associated with the HNC merger in fiscal 2002 and 2003.

RISK FACTORS

      Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock or the notes offered hereby could decline.

Risks Related to Our Business

We derive a substantial portion of our revenues from a small number of products and services, and our revenue will decline if the market does not continue to accept these products and services.

      We expect that revenues from some or all of our Falcon Fraud Manager, Decision Manager for Medical Bill Review, Outsourced Bill Review and account management products and services, and our agreements with TransUnion, Equifax and Experian, will account for a substantial portion of our total revenues for the foreseeable future. Our revenues will decline if the market does not continue to accept these products and services. Factors that might affect the market acceptance of these products and services include the following:

•	changes in the business analytics industry;

•	technological change;

•	our inability to obtain or use state fee schedule or claims data in our insurance products;

•	saturation of market demand;

•	loss of key customers;

•	industry consolidation;

•	inability to successfully sell our products in new vertical markets; and

•	events that reduce the effectiveness of or need for fraud detection capabilities.

We rely on relatively few customers, as well as our contracts with the three major credit reporting agencies, for a significant portion of our business, and our future revenues and operating income could decline if the terms of these relationships change.

      Most of our customers are relatively large enterprises, such as banks, insurance companies, healthcare firms, retailers and telecommunications carriers. As a result, many of our customers and potential customers are significantly larger than we are and may have sufficient bargaining power to demand reduced prices and favorable nonstandard terms. We also derive a substantial portion of our revenues and operating income from contracts with the three major credit reporting agencies, TransUnion, Equifax and Experian. These contracts accounted for 19% of our revenues in fiscal 2003. The loss of any major customer, the loss of a relationship with one of the major credit reporting agencies or the delay of significant revenue from these customers or credit reporting agencies, could have a material adverse effect on our revenues and results of operations.

Defects, failures and delays associated with our introduction of new products could seriously harm our business.

      Significant undetected errors or delays in new products or new versions of products may affect market acceptance of our products and could harm our business, financial condition or results of operations. In the past, we have experienced delays while developing and introducing new products and product enhancements, primarily due to difficulties developing models, acquiring data and adapting to particular operating environments. We have also experienced errors or “bugs” in our software products, despite testing prior to release of the products. Software errors in our products could affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products and could adversely affect market acceptance of our products. Errors or defects in our products that are significant, or are perceived to be significant, could result in the rejection of our products, damage to our reputation, lost revenues, diverted development resources, potential product liability claims and increased service and support costs and warranty claims.

Our future revenues may be uncertain because of reliance on third parties for marketing and distribution.

      Our Scoring Solutions segment and Strategy Machine Solutions segment rely on distributors, including with respect to our Scoring Solutions segment, TransUnion, Equifax and Experian, and we intend to continue to market and distribute our products through existing and future distributor relationships. Failure by our existing and future distributors to generate significant revenues or our failure to establish additional distribution or sales and marketing alliances could have a material adverse effect on our business, operating results and financial condition. In addition, distributors may become our competitors with respect to the products they distribute either by developing a competitive product themselves or by distributing a competitive offering. For example, credit reporting agencies may evaluate and seek to distribute or acquire alternative vendors’ prepaid products that compete with our products. Competition from existing and future distributors or other sales and marketing partners could significantly harm sales of our products.

Our share price will fluctuate as a result of several factors, including changes in our revenues and operating results.

      The market price of our common shares may be volatile and could be subject to wide fluctuations due to a number of factors, including variations in our revenues and operating results. With respect to our revenues and operating results, we believe that you should not rely on period-to-period comparisons of financial results as an indication of future performance. Most of our operating expenses will not be affected by short-term fluctuations in revenues; thus, short-term fluctuations in revenues may significantly impact operating results. Additional factors that will cause our share price to fluctuate include the following:

•	variability in demand from our existing customers;

•	failure to meet the expectations of market analysts;

•	changes in recommendations by market analysts;

•	the lengthy and variable sales cycle of many products, combined with the relatively large size of orders for our products, increase the likelihood of short term fluctuation in revenues;

•	consumer dissatisfaction with, or problems caused by, the performance of our products;

•	the timing of new product announcements and introductions in comparison with our competitors;

•	the level of our operating expenses;

•	changes in competitive conditions in the consumer credit, financial services and insurance industries;

•	fluctuations in domestic and international economic conditions;

•	our ability to complete large installations on schedule and within budget;

•	acquisition-related expenses and charges; and

•	timing of orders for and deliveries of software systems.

      In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies, and these fluctuations sometimes have been unrelated to the operating performance of these companies. Broad market fluctuations, as well as industry-specific and general economic conditions may adversely affect the market price of our common shares.

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle.

      We cannot forecast our revenues accurately because the length of our sales cycles makes it difficult for us to predict the quarter in which sales to expected customers will occur. The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period. The sales cycle to license our products can typically range from 60 days to 18 months. Customers are often cautious in making decisions to acquire our products, because purchasing our products typically involves a significant commitment of capital, and may involve shifts by the customer to a new software and/or hardware platform or changes in the customer’s operational procedures. Delays in completing sales can arise while customers complete their internal procedures to approve large capital expenditures and test and accept our applications. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. This has contributed, and we expect it to continue to contribute, to fluctuations in our operating results.

We typically have back-ended quarters.

      Significant portions of our quarterly software licensing agreements are concluded in the last month of the fiscal quarter, generally with a concentration of such revenues earned in the final week of that month. Prior to the very end of any quarter, we must rely on our forecasts of revenue for planning, modeling and other purposes. However, forecasts are only estimates and may not correlate to revenues in a particular quarter or over a longer period of time. Consequently, a significant discrepancy between actual results and sales forecasts could cause us to improperly plan or budget and thereby adversely affect our business, financial condition or results of operations. Any publicly-stated revenue or earnings projections by us are especially subject to this risk.

Any failure to recruit and retain additional qualified personnel could hinder our ability to successfully manage our business.

      Our future success will likely depend in large part on our ability to attract and retain experienced sales, research and development, marketing, technical support and management personnel. The complexity of our products requires highly trained customer service and technical support personnel to assist customers with product installation and deployment. The labor market for these persons is very competitive due to the limited number of people available with the necessary technical skills and understanding. We have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel, and we may need additional staff to support new customers and/or increased customer needs. We may also recruit and employ skilled technical professionals from other countries to work in the United States. Limitations imposed by federal immigration laws and the availability of visas could hinder our ability to attract necessary qualified personnel and harm our business and future operating results. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not succeed in our efforts, and our business could be harmed.

Failure or inability to obtain data from our customers or others could harm our business.

      We must develop or obtain a reliable source of sufficient amounts of current and statistically relevant data to analyze transactions and update our products, including our consumer credit, financial services, predictive modeling, decision analysis, intelligence management, credit card fraud control and profitability management, loan underwriting and insurance products. In most cases, these data must be periodically updated and refreshed to enable our products to continue to work effectively in a changing environment. We do not own or control much of the data that we require, most of which is collected privately and maintained in proprietary databases. Customers and key business alliances agree to provide us the data we require to analyze transactions, report results and build new models. If we fail to maintain good relationships with our customers and business alliances, or if they decline to provide such data due to legal privacy concerns, competition concerns, prohibitions or a lack of permission from their customers, we could lose access to required data and our products might become less effective. In addition, our Decision Manager for Medical Bill Review products uses data from state workers’ compensation fee schedules adopted by state regulatory agencies. Third parties have previously asserted copyright interests in these data, and these assertions, if successful, could prevent us from using these data. Any interruption of our supply of data could seriously harm our business, financial condition or results of operations.

We may incur risks related to acquisitions or significant investment in businesses.

      We have made in the past, and may make in the future, acquisitions of, or significant investments in, businesses that offer complementary products, services and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses, which include:

•	the possibility that we will pay more than the acquired companies or assets are worth;

•	the difficulty of assimilating the operations and personnel of the acquired businesses;

•	the potential product liability associated with the sale of the acquired companies’ products;

•	the potential disruption of our ongoing business;

•	the potential dilution of our existing stockholders and earnings per share;

•	unanticipated liabilities, legal risks and costs;

•	the distraction of management from our ongoing business; and

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel.

      These factors could harm our business, financial condition or results of operations, particularly in the event of a significant acquisition.

We will continue to rely upon proprietary technology rights, and if we are unable to protect them, our business could be harmed.

      Our success will depend, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. This protection of our proprietary technology is limited, and our proprietary technology could be used by others without our consent. In addition, patents may not be issued with respect to our pending or future patent applications, and our patents may not be upheld as valid or may not prevent the development of competitive products. Any disclosure, loss, invalidity of, or failure to protect our intellectual property could negatively impact our competitive position, and ultimately, our business. We cannot assure you that our means of protecting our intellectual property rights in the United States or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm our business, financial condition or results of operations.

      In addition, some of our technologies were developed under research projects conducted under agreements with various United States government agencies or subcontractors. Although we have commercial rights to these technologies, the United States government typically retains ownership of intellectual property rights and licenses in the technologies developed by us under these contracts, and in some cases can terminate our rights in these technologies if we fail to commercialize them on a timely basis. Under these contracts with the United States government, the results of research may be made public by the government, limiting our competitive advantage with respect to future products based on our research.

We may be subject to possible infringement claims that could harm our business.

      With recent developments in the law that permit patenting of business methods, we expect that products in the industry segments in which we compete, including software products, will increasingly be subject to claims of patent infringement as the number of products and competitors in our industry segments grow and the functionality of products overlaps. We may need to defend claims that our products infringe patent, copyright or other rights, and as a result may:

•	incur significant defense costs or substantial damages;

•	be required to cease the use or sale of infringing products;

•	expend significant resources to develop or license a substitute non-infringing technology;

•	discontinue the use of some technology; or

•	be required to obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available or might require substantial royalties or license fees that would reduce our margins.

Security is important to our business, and breaches of security, or the perception that e-commerce is not secure, could harm our business.

      Our business requires the appropriate and secure utilization of consumer and other sensitive information. Internet-based, electronic commerce requires the secure transmission of confidential information over public networks and several of our products are accessed through the Internet, including our consumer services accessible through the www.myFICO.com website. Security breaches in connection with the delivery of our products and services, including products and services utilizing the Internet, or well-publicized security breaches affecting the Internet in general, could significantly harm our business, financial condition or results of operations. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not compromise or breach the technology protecting the networks that access our netsourced products, consumer services and proprietary database information.

Protection from system interruptions is important to our business, and a sustained interruption of our telecommunication systems could harm our business.

      System interruptions could delay and disrupt our products and services, cause harm to our business and reputation and result in loss of customers. These interruptions include fires, floods, earthquakes, power losses, telecommunication failures and other events beyond our control. It is particularly important for us to protect our data centers against damage from these events. The on-line services we provide are dependent on links to telecommunication providers, and we believe we have taken reasonable precautions to protect our data centers or any failure of our telecommunications links from events that could interrupt our operations. Any sustained system interruption could materially adversely affect our ability to meet our customers’ requirements, which could harm our business, financial condition or results of operations.

Risks Related to Our Industry

Our ability to increase our revenues will depend to some extent upon introducing new products and services, and if the marketplace does not accept these new products and services, our revenues may decline.

      We have a significant share of the available market in our Scoring segment and for certain services in our Strategy Machine Solutions segment (specifically, the markets for account management services at credit card processors and credit card fraud detection software). To increase our revenues, we must enhance and improve existing products and continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. We believe much of our future growth prospects will rest on our ability to continue to expand into newer markets for our products and services, such as direct marketing, insurance, small business lending, retail, telecommunications, personal credit management, the design of business strategies using Strategy Science technology and Internet services. These areas are relatively new to our product development and sales and marketing personnel. Products that we plan to market in the future are in various stages of development. We cannot assure you that the marketplace will accept these products. If our current or potential customers are not willing to switch to or adopt our new products and services, our revenues will decrease.

If we fail to keep up with rapidly changing technologies, our products could become less competitive or obsolete.

      In our markets, technology changes rapidly, and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the Internet. If we fail to enhance our current products and develop new products in response to changes in technology or industry standards, our products could rapidly become less competitive or obsolete. For example, the rapid growth of the Internet environment creates new opportunities, risks and uncertainties for businesses, such as ours, which develop software that must also be designed to operate in Internet, intranet and other online environments. Our future success will depend, in part, upon our ability to:

•	internally develop new and competitive technologies;

•	use leading third-party technologies effectively;

•	continue to develop our technical expertise;

•	anticipate and effectively respond to changing customer needs;

•	initiate new product introductions in a way that minimizes the impact of customers delaying purchases of existing products in anticipation of new product releases; and

•	influence and respond to emerging industry standards and other technological changes.

New product introductions and pricing strategies by our competitors could decrease our product sales and market share, or could pressure us to reduce our product prices in a manner that reduces our margins.

      We may not be able to compete successfully against our competitors, and this inability could impair our capacity to sell our products. The market for business analytics is new, rapidly evolving and highly competitive, and we expect competition in this market to persist and intensify. Our competitors vary in size and in the scope of the products and services they offer, and include:

•	in-house analytics departments;

•	credit reporting agencies;

•	computer service providers;

•	regional risk management, marketing, systems integration and data warehousing competitors;

•	application software companies, including enterprise software vendors;

•	management information system departments of our customers and potential customers, including financial institutions, insurance companies and telecommunications carriers;

•	third-party professional services and consulting organizations;

•	Internet companies;

•	hardware suppliers that bundle or develop complementary software;

•	network and telecommunications switch manufacturers, and service providers that seek to enhance their value-added services;

•	neural network tool suppliers; and

•	managed care organizations.

      We expect to experience additional competition from other established and emerging companies, as well as from other technologies. For example, our Falcon Fraud Manager and Falcon Fraud Manager for Merchants products compete against other methods of preventing credit card fraud, such as credit cards that contain the cardholder’s photograph, smart cards, cardholder verification and authentication solutions and other card authorization techniques. Many of our anticipated competitors have greater financial, technical, marketing, professional services and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources than we can to develop, promote and sell their products. Many of these companies have extensive customer relationships, including relationships with many of our current and potential customers. Furthermore, new competitors or alliances among competitors may emerge and rapidly gain significant market share. If we are unable to respond as quickly or effectively to changes in customer requirements as our competition, our ability to expand our business and sell our products will be negatively affected.

      Our competitors may be able to sell products competitive to ours at lower prices individually or as part of integrated suites of several related products. This ability may cause our customers to purchase products of our competitors that directly compete with our products. Price reductions by our competitors could negatively impact our margins, and could also harm our ability to obtain new long-term contracts and renewals of existing long-term contracts on favorable terms.

Government regulations that apply to us or to our customers may expose us to liability, or render our products obsolete.

      Legislation and governmental regulation affects how our business is conducted and, in some cases, subject us to the possibility of future lawsuits arising from our products and services. Legislation and governmental regulation also influence our current and prospective customers’ activities, as well as their expectations and needs in relation to our products and services. Both our core businesses and our newer consumer initiatives are affected by regulation, including the following significant regulatory areas:

•	federal and state regulation of consumer report data and consumer reporting agencies, such as the Fair Credit Reporting Act, or “FCRA;”

•	regulation designed to insure that lending practices are fair and non-discriminatory, such as the Equal Credit Opportunity Act, or “ECOA;”

•	privacy law, including but not limited to the provisions of the Financial Services Modernization Act of 1999, or “FSMA,” and the Health Insurance Portability and Accountability Act of 1996;

•	regulations governing the extension of credit to consumers and by Regulation E under the Electronic Fund Transfers Act, as well as non-governmental VISA and MasterCard electronic payment standards;

•	Fannie Mae and Freddie Mac regulations, among others, for our mortgage services products;

•	insurance regulations related to our insurance products;

•	consumer protection laws, such as federal and state statutes governing the use of the Internet and telemarketing; and

•	regulations of foreign jurisdictions on our international operations, including the European Union’s Privacy Directive.

      In making credit evaluations of consumers, performing fraud screening or user authentication, our customers are subject to requirements of federal law, including the FCRA and the ECOA, and regulations thereunder, as well as state laws which impose a variety of additional requirements. Privacy legislation such as the FSMA may also affect the nature and extent of the products or services that we can provide to customers as well as our ability to collect, monitor and disseminate information subject to privacy protection. In addition to existing regulation, changes in legislative, judicial, regulatory or consumer environments could harm our business, financial condition or results of operations. For example, the national uniformity provisions of the FCRA are set to expire in 2004 which could lead to greater state regulation and additional costs to our business. State regulation could cause financial institutions to pursue new strategies, reducing the demand for our products. In addition, legislative reforms of workers’ compensation laws that aim to simplify this area of regulation and curb abuses could diminish the need for, and the benefits provided by, our Decision Manager for Medical Bill Review products and Outsourced Bill Review services.

Since our revenues depend, to a great extent, upon conditions in the consumer credit, financial services and insurance industries, an industry specific downturn may harm our business, financial condition or results of operations.

      During fiscal 2003, 82% of our revenues were derived from sales of products and services to the consumer credit, financial services and insurance industries. A downturn in the consumer credit, the financial services or the insurance industry, including a downturn caused by increases in interest rates or a tightening of credit, among other factors, could harm our business, financial condition or results of operations. Since 1990, while the rate of account growth in the U.S. bankcard industry has been slowing and many of our large institutional customers have merged and consolidated, we have generated most of our revenue growth from our bankcard-related scoring and account management businesses by selling and cross-selling our products and services to large banks and other credit issuers. As this industry continues to consolidate, we may have fewer opportunities for revenue growth due to changing demand for our products and services that support customer acquisition programs of our customers. In addition, industry consolidation could affect the base of recurring revenues derived from contracts in which we are paid on a per-transaction basis if consolidated customers combine their operations under one contract. We cannot assure you that we will be able effectively to promote future revenue growth in our businesses.

Risk Related to External Conditions

General economic conditions and world events could continue to result in a reduced demand for our products and services.

      Due to the economic slowdown in the United States and in Europe in recent years, companies in many industries are delaying or reducing technology purchases. This softening of demand for our decisioning solutions or other products and services results in reductions in capital expenditures by our customers, longer sales cycles, deferral or delay of purchase commitments for our products and increased price competition. As a result, if the current economic conditions in the U.S. and Europe continue or worsen, if a wider or global economic slowdown occurs, or if there is an escalation in regional or continued global conflicts, we may fall short of our revenue expectations for the first quarter of fiscal 2004 or for the entire year.

Our operations outside the United States subject us to unique risks that may harm our business, financial condition or results of operations.

      A growing portion of our revenues is derived from international sales. During fiscal 2003, 21% of our revenues were derived from business outside the United States. As part of our growth strategy, we plan to continue to pursue opportunities outside the United States. Accordingly, our future operating results could be negatively affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	the general economic and political conditions in countries where we sell our products and services;

•	difficulty in staffing our operations in various countries;

•	the effects of a variety of foreign laws and regulations, including restrictions on access to personal information;

•	import and export licensing requirements;

•	longer payment cycles;

•	potentially reduced protection for intellectual property rights;

•	currency fluctuations;

•	changes in tariffs and other trade barriers; and

•	difficulties and delays in translating products and related documentation into foreign languages.

      We cannot assure you that we will be able to successfully address each of these challenges in the near term. Additionally, some of our business will be conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses are not currently material to our cash flows, financial position or results of operations. However, an increase in our foreign revenues could subject us to increased foreign currency transaction risks in the future.

If requirements relating to accounting treatment for employee stock options are changed, we may be forced to change our business practices.

      We have not decided to expense stock options despite the recent debate regarding the accounting treatment of stock options. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation instead of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, we could have significant accounting charges. If future laws or regulations require us to treat all stock-based compensation as an expense using the fair value method, we may avoid any accounting charges by reducing the number of stock options granted to employees or by granting options to fewer employees. This could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation we would have to pay to them. Alternatively, if we continue to issue stock options at the same level, operating expenses could rise, negatively affecting our results of operations.

Changes in tax laws or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

      We are subject to income taxes in the United States and in certain foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our operating results and financial condition.

Risks Related to the Notes and the Common Stock

The notes are subordinated to our secured indebtedness and there are no financial covenants in the indenture. Our ability to service our debt is dependent to some extent on the earnings of, and the receipt of distributions from, our subsidiaries.

      The notes are senior unsecured obligations of Fair Isaac and will be subordinated in right of payment to all of our existing and future secured indebtedness to the extent of such security. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all secured indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual restrictions. In addition, various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      The notes rank equally with our other senior indebtedness. As of September 30, 2003, we had no significant secured indebtedness outstanding and our subsidiaries had approximately $4.8 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities) to which the notes are effectively subordinated.

      Neither we nor our subsidiaries are restricted from incurring additional debt, including secured indebtedness, under the indenture. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control or to repurchase your notes on a repurchase date.

      Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes at a price equal to 100% of the principal amount of the notes being repurchased. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes and may be required to secure third-party financing to purchase the notes. However, we may not be able to obtain such financing on commercially reasonable terms, or terms acceptable to us, or at all. In addition, future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      In addition, we are required to repurchase your notes, at your option, on certain specified dates. We may not have enough funds to pay the repurchase price for all notes submitted for repurchase.

The conditional conversion feature of the notes could result in you receiving less than the value of the shares into which a note is convertible.

      The notes are convertible into the shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the notes would otherwise be convertible.

Conversion of the notes will dilute the ownership interest of existing stockholders.

      The conversion of notes into shares of our common stock will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants due to this dilution or to facilitate trading strategies involving notes and common stock.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes.

      Holders of the notes are entitled to convert the notes into our common stock:

•	prior to August 15, 2021, during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last day of the immediately preceding fiscal quarter is more than 120% of the conversion price per share of our common stock on the corresponding trading day,

•	at any time after the closing sale price of our common stock on any date after August 15, 2021 is more than 120% of the then current conversion price,

•	during the 5 consecutive business day period following any 10 consecutive trading day period in which the average of the trading prices for a note was less than 98% of the average sale price of our common stock during such 10 day trading day period multiplied by the applicable conversion rate, subject to certain limitations,

•	if we have called the notes for redemption, or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

      Until one of these contingencies is met, the shares underlying the notes are not included in the calculation of our basic or fully diluted earnings per share. Should a contingency be met, fully diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the fully diluted earnings per share calculation. Volatility in our common stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of our fully diluted earnings per share.

A market may not develop for the notes.

      Prior to the offering there has been no trading market for the notes. The initial purchasers in the offering made pursuant to Rule 144A under the Securities Act advised us that they intended to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by applicable securities laws. As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. In addition, we are not certain of the liquidity of any market that may develop, the ability of holders to sell their notes or the price at which holders would be able to sell their notes. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly.

The price of the shares, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares issuable upon conversion of the notes when desired or at attractive prices.

      Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on the New York Stock Exchange under the symbol “FIC.” on January 8, 2004, the last reported sale price of our common stock on the New York Stock Exchange Composite Tape was $52.62 per share. The initial conversion price of the notes is $65.9288 per share of common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes. There could be quarters in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and the notes.

      In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

      Sales of substantial amounts of shares of our stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

The notes may not be rated or may receive a lower rating than anticipated.

      We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

We have adopted anti-takeover defenses that could make it difficult for another company to acquire control of Fair Isaac or limit the price investors might be willing to pay for our stock.

      Certain provisions of our Amended and Restated Certificate of Incorporation, as amended, could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include adoption of a Rights Agreement, commonly known as a “poison pill,” and giving our board the ability to issue preferred stock and determine the rights and designations of the preferred stock at any time without stockholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. These factors and certain provisions of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or otherwise delaying or preventing changes in control or changes in our management, including transactions in which our stockholders might otherwise receive a premium over the fair market value of our common stock. See “Description of Capital Stock — Potential Anti-Takeover Effects.”

You should consider the United States federal income tax consequences of owning the notes.

      Under the indenture governing the notes, we agreed, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For U.S. federal income tax purposes, interest income on the notes will accrue from the date of original issuance of the notes at the rate of 5.65% per year, compounded semi-annually, which represents the yield at which we could have issued comparable noncontingent, nonconvertible fixed rate debt instruments with terms and conditions otherwise similar to the notes. United States Holders will be required to accrue interest income on a constant yield to maturity basis at this rate (subject to certain adjustments), with the result that a United States Holder generally will recognize taxable income in excess of regular interest payments received while the notes are outstanding.

      A United States Holder will also recognize gain or loss on the sale, exchange, conversion or retirement of a note in an amount equal to the difference between the amount realized on the sale, exchange, conversion or retirement, including the fair market value of our common stock received, if any, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, exchange, conversion or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. See “Certain United States Federal Income Tax Considerations.”

USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended September 30,

	1999	2000	2001	2002	2003

Ratio of Earnings to Fixed Charges	16.63	16.09	22.70	10.71	10.85

•	The ratio of earnings to fixed charges is calculated as follows:

(income before income taxes) + (fixed charges)

(fixed charges)

•	Fixed charges consist of:

•	interest, including:

•	amortization of debt issuance costs associated with the notes; and

•	amortization of the note discount associated with our 5.25% Convertible Subordinated Notes due September 1, 2008; and

•	the component of rental expense believed by management to be representative of the interest factor thereon.

CAPITALIZATION

      The following table sets forth our cash and capitalization as of September 30, 2003. This table should be read in conjunction with our selected consolidated financial data and audited consolidated financial statements, which are incorporated by reference in this prospectus.

As of
September 30,
2003

(In thousands,
except par
value data)
Cash, cash equivalents and short-term marketable securities	$505,351

Long-term obligations:
Senior convertible notes	$400,000
Convertible subordinated notes, net of discount	141,364
Other long-term obligations	5,905

Total long-term obligations	547,269

Stockholders’ equity:
Preferred stock ($0.01 par value; 1,000 authorized; none issued and outstanding)	—
Common stock ($0.01 par value; 100,000 shares authorized; 58,251 shares issued; 46,578 shares outstanding)	466
Paid-in-capital	1,019,847
Treasury stock, at cost (11,673 shares)	(486,477)
Unearned compensation	(3,710)
Retained earnings	319,341
Accumulated other comprehensive income	75

Total stockholders’ equity	849,542

Total capitalization	$1,396,811

DESCRIPTION OF THE NOTES

      We issued the notes on August 6, 2003 under an indenture dated as of August 6, 2003 between us and Wells Fargo Bank Minnesota, N.A., as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the indenture and the form of certificate evidencing the notes attached to the indenture, is on file with the SEC as an exhibit to the registration statement of which this prospectus is a part.

      In this section of the prospectus entitled “Description of the Notes,” when we refer to “Fair Isaac,” “we,” “our,” or “us,” we are referring to Fair Isaac Corporation and not any of its subsidiaries.

General

      The notes are unsecured general obligations of Fair Isaac. The notes are convertible into our common stock as described under “ — Conversion of Notes.” The notes are limited to $400,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on August 15, 2023, unless earlier converted by you, redeemed at our option, repurchased by us on specified dates at your option or purchased by us at your option upon a change in control.

      Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Fair Isaac, except to the extent described under “— Purchase of Notes at Your Option upon a Change in Control.”

      The notes bear regular interest at the annual rate of 1.5%, which rate may be increased as described in “— Registration Rights” below, from the date of original issuance of the notes. Interest will be payable on February 15 and August 15 of each year, beginning February 15, 2004, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be February 1 and August 1. After August 15, 2008, we will not pay regular interest on the notes prior to maturity, but interest will accrue at the rate of 1.5%, compounded semi-annually, and be payable upon redemption, repurchase or final maturity. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

      Each holder has the option to convert its notes into our common stock at an initial conversion price of $65.9288 per share under certain circumstances. This is equivalent to an initial conversion rate of approximately 15.1679 shares per $1,000 principal of notes. The conversion price is subject to adjustment if certain events occur. Upon conversion, you will receive only our common stock. We will not adjust the conversion rate to account for accrued interest or contingent interest.

      Each holder of a note agrees in the indenture, for U.S. federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for U.S. federal income tax purposes will be 5.65%, which is the rate comparable to the rate at which we would have borrowed on a noncontingent, nonconvertible borrowing. Even if we do not pay any regular or contingent interest, holders will be required to include deemed interest in their gross income for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

      We will maintain an office in the City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

General

      Subject to the conditions described below, holders may convert their notes into our common stock initially at a conversion price of $65.9288 per share (equivalent to an initial conversion rate of approximately 15.1679 shares of common stock per $1,000 in principal amounts of notes). The conversion price and the equivalent conversion rate in effect at any given time are referred to in this prospectus as the “conversion price” and “conversion rate,” respectively, and will be subject to adjustment as described below. We will not issue fractional shares of our common stock upon the conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the closing sale price (as defined below) of our common stock on the trading day immediately preceding the conversion date.

      Delivery of our common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including any accrued and unpaid interest. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for the accrued interest or contingent interest. We and each holder of the notes agree that delivery to the holder of the shares of common stock into which the note is convertible, together with any cash payment, will be treated as a payment (in an amount equal to the sum of the then fair market value of such shares and such cash payment if any) on the note for purposes of the Treasury regulations governing contingent payment debt instruments. See “Certain United States Federal Income Tax Considerations.”

      If a holder converts notes, we will pay any documentary stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay the tax. Certificates representing our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

      If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date of such delivery of notice and all other requirements for conversion have been satisfied, the “conversion date”), to the conversion agent who will, on your behalf, convert the notes into our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent.

      If a note has been called for redemption, holders will be entitled to convert such note from the date of notice of the redemption until the close of business on the business day immediately preceding the date of redemption. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

      Holders may surrender their notes for conversion into our common stock at the applicable conversion price prior to the stated maturity of the notes if any of the following conditions is satisfied:

•	prior to August 15, 2021, during any fiscal quarter, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the last day of the immediately preceding fiscal quarter is more than 120% of the conversion price on the corresponding trading day;

•	at any time after the closing sale price of our common stock on any date after August 15, 2021 is more than 120% of the then current conversion price;

•	during the five consecutive business day period following any 10 consecutive trading day period in which the average of the trading prices (as defined below) for a note was less than 98% of the average of the closing sale prices of our common stock for such 10 trading-day period multiplied by the applicable conversion rate; provided, however, if, on the day before the conversion date, the sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders converting their notes may receive, in lieu of our common stock based on the applicable conversion rate, at our option, cash or our common stock with a value equal to 100% of the principal amount of the notes on the conversion date;

•	if we have called such holders’ notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into corporate transactions discussed below.

      We describe each of these conditions in greater detail below.

      For purposes of this prospectus, “trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange, or, if the common stock is not quoted on the New York Stock Exchange, on the principal other market on which the common stock is then traded, other than a day on which a material suspension of or limitation on trading is imposed that affects either the New York Stock Exchange (or, if applicable, such other market) in its entirety or only the shares of our common stock, by reason of movements in price exceeding limits permitted by the relevant market on which the shares are traded or otherwise, or on which the New York Stock Exchange (or, if applicable, such other market) cannot clear the transfer of our shares due to an event beyond our control.

Conversion Upon Satisfaction of Closing Sale Price Condition

      Prior to August 15, 2021, a holder may surrender any of its notes for conversion into our common stock during any fiscal quarter, if the closing sale price of our common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the immediately preceding fiscal quarter, is more than 120% of the conversion price on the corresponding trading day.

      A holder may also surrender any of its notes for conversion into our common stock at any time after the closing sale price of our common stock on any date after August 15, 2021 through the business day immediately prior to the maturity of the notes is more than 120% of the then current conversion price.

      The conversion agent, which initially will be Wells Fargo Bank Minnesota, N.A., will, on our behalf, determine daily if the notes are convertible as a result of the closing sale price of our common stock and notify us and the trustee. The “closing sale price” of our common stock on any date means the last reported per share sale price (or, if no last sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock then is listed, or if our common stock is not listed on a U.S. national or regional exchange, as reported on the National Association of Securities Dealers Automated Quotation System, or if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, as reported on the principal other market on which our common stock is then traded. In the absence of such quotations, our Board of Directors will make a good faith determination of the sale price.

Conversion Upon Satisfaction of Trading Price Condition

      A holder may surrender any of its notes for conversion into our common stock during the five consecutive business day period following any 10 consecutive trading day period in which the average of the trading prices of a note was less than 98% of the average closing sale price of our common stock during such 10 trading day period multiplied by the applicable conversion rate; provided, however, if, on the day before the conversion date, the closing sale price of our common stock is greater than 100% of the conversion price but less than or equal to 120% of the conversion price, then holders surrendering notes for conversion may receive, in lieu of our common stock based on the applicable conversion rate, at our option, cash or our common stock with a value equal to the principal amount of the notes so surrendered as of the conversion date. Our common stock will be valued at 100% of the average closing sale price for the five consecutive trading days ending on the third trading day preceding the conversion date. If a holder surrenders its notes for conversion, we will notify such holder by the second trading day following the date of conversion whether we will pay such holder in cash or our common stock. We will pay such holder any portion of the principal amount of such holder’s notes so surrendered to be paid in cash on the third trading day after the conversion date. With respect to any portion of the principal amount of such holder’s notes so surrendered to be paid in our common stock, we will deliver our common stock to such holder on the fourth trading day following the conversion date.

      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include any of the initial purchasers of the notes, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal (a) the applicable conversion rate of the notes multiplied by (b) the sale price of our common stock on such determination date.

      Wells Fargo Bank Minnesota, N.A., as trustee, will determine the trading price after being requested to do so by us. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the trading price of the notes may be less than 98% of the average sale price of our common stock multiplied by the applicable conversion rate for the applicable period. If a holder provides such evidence, we will instruct the trustee to determine the trading price of the notes for the applicable period.

Conversion Upon Notice of Redemption

      A holder may surrender for conversion any of the notes called for redemption at any time prior to the close of business one business day prior to the redemption date, even if the notes are not otherwise convertible at such time. If a holder has already delivered a purchase notice or a change in control purchase notice with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

      Even if none of the conditions described above have occurred, if we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days, our common stock at less than the current market price (as defined in the indenture) at the time, or

•	distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10.0% of the closing sale price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given that notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of a holder to convert will be made if the holder will otherwise participate in the distribution without conversion.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which all or substantially all of our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If the transaction also constitutes a “Change in Control,” as defined below, the holder can require us to purchase all or a portion of its notes as described under “ — Change in Control.”

Conversion Price Adjustments

      The conversion price will be adjusted upon the occurrence of:

(1) the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2) the subdivision or combination of our outstanding common stock;

(3) the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4) the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5) the dividend or distribution during any of our quarterly fiscal periods to all or substantially all holders of our common stock of an all-cash dividend or distribution, in an aggregate amount that, together with other all-cash dividends or distributions made during such quarterly fiscal period, exceeds the product of $0.02 (appropriately adjusted from time to time for any stock dividends on or subdivisions of our common stock) multiplied by the number of shares of common stock outstanding on the record date for such distribution; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

In the case of clause (5) above, the conversion price will be adjusted by multiplying:

•	the conversion price by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution, to the extent it exceeds $0.02(appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of our common stock).

The adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, “current market price” of our common stock means the average of the closing sale prices of our common stock for the first 10 trading days from, and including, the first day that the common stock trades “ex-dividend.”

      Notwithstanding the foregoing, in the event of a conversion price adjustment pursuant to paragraphs (4) and (5) above, the “minimum conversion price” will equal $54.04, subject to adjustment pursuant to paragraphs (1), (2), (3) and (6) above.

      To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have been separated from the common stock at the time of conversion, subject to certain limited exceptions. See “Description of Capital Stock” for a description of our existing rights plan. If we implement a new rights plan, we will be required under the indenture to provide that the holders of the notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

      In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Fair Isaac; or

•	a sale or conveyance to another person of the property and assets of Fair Isaac as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

      We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our board of directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      In addition you may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price. If at any time we make a distribution of property to our stockholders that would be taxable to them as a dividend for U.S. federal income tax purposes (for example, distributions of property other than our common stock or rights thereto) and, pursuant to the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for U.S. federal income tax purposes to be the payment of a taxable dividend to holders of notes. For more details see “Certain United States Federal Income Tax Considerations.”

      No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Contingent Interest

      Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of notes during any six-month period from February 15 through August 14 and from August 15 through February 14, commencing with the six-month period beginning on August 15, 2008, if the average trading price of a note (as described under “ — Conversion upon Satisfaction of Trading Price Condition”) for the five consecutive trading day period immediately preceding the first day of the applicable six-month period equals 120% or more of the sum of the principal amount of, plus accrued and unpaid regular interest on, the note.

      The amount of contingent interest payable per note in respect of any six-month period will equal 0.25% per annum of the average trading price of the notes for the five trading day period immediately preceding such six-month period.

      We will pay contingent interest, if any, in the same manner as we will pay interest described above under “ — General” and your obligations in respect of the payment of contingent interest in connection with the conversion of any notes will also be the same as described above under “ — General.” upon determination that holders of notes will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will provide notice to the trustee setting forth the amount of contingent interest per $1,000 principal amount of notes and disseminate a press release through a public medium that is customary for such press releases. Under the indenture, we and each holder of the notes agree, for U.S. federal income tax purposes, to treat the notes as indebtedness that is subject to U.S. Treasury regulations governing contingent payment debt instruments.

Optional Redemption by Fair Isaac

      We may redeem the notes on and after August 15, 2008, on at least 20 days and no more than 60 days notice, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date. If the redemption date falls after an interest payment record date and prior to an interest payment date, interest will be paid to the holder on the redemption date.

      Holders may convert notes or portions of notes called for redemption even if the closing sales price condition described under “ — Conversion of Notes” has not occurred, until the close of business on the business day immediately preceding the redemption date.

      If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

      No sinking fund is provided for the notes.

Purchase of Notes at Your Option on Specified Dates

      On August 15, 2007, August 15, 2008, August 15, 2013 and August 15, 2018, holders may require us to purchase any outstanding notes for which a holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

      We will purchase each outstanding note for which a holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to, but not including, the date of repurchase.

      We will pay the purchase price in cash. For a discussion of the tax treatment of a holder receiving cash, see “Certain United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Sale, Exchange, Conversion or Retirement of the Notes.”

Required Notices and Procedure

      On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the aggregate principal amount of notes to be purchased; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

      A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day prior to the purchase date. The notice of withdrawal shall state:

•	the certificate numbers of the notes being withdrawn;

•	the aggregate principal amount of the notes being withdrawn; and

•	the aggregate principal amount, if any, of the notes that remain subject to the purchase notice.

      In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

      Our obligation to pay the purchase price for a note as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid promptly following the later of the purchase date or the time of delivery of the note. If the paying agent holds money sufficient to pay the purchase price of the note on the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest, if any, on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      Future debt agreements to which we may become a party may limit our ability to purchase notes or prohibit such purchases. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture.

Purchase of Notes at Your Option upon a Change in Control

      If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but not including, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

      We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

      A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Fair Isaac (whether or not otherwise in compliance with the indenture).

      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights in the merger or consolidation) in a merger or consolidation otherwise constituting the change in control consists of shares of common stock, depositary receipts, or other certificates representing common equity interests traded on a United States national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with such change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock.

      For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

      We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

      This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchasers of the notes.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture.

      Future debt agreements to which we may become a party may prohibit or limit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture.

Events of Default

      Each of the following will constitute an event of default under the indenture:

(1) we fail to pay principal or premium, if any, on any note when due;

(2) we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days;

(3) we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4) we fail to pay the purchase price of any note when due;

(5) we fail to provide timely notice of a change in control;

(6) any indebtedness for money borrowed by us or one of our significant subsidiaries in an outstanding principal amount in excess of $25 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, and such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture; and

(7) certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

      If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable.

      As used in this prospectus, “significant subsidiary” means, in respect of any person, a subsidiary of such person that would constitute a “significant subsidiary” as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

      Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Fair Isaac, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

      We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control or as described under “Purchase of Notes at Your Option on Specified Dates” in a manner adverse to holders;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any person in a transaction in which we are not the surviving person, or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

      When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Registration Rights

      The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

      We entered into a registration rights agreement with the initial purchases of the notes pursuant to which we agreed to file the shelf registration statement of which this prospectus is a part under the Securities Act within 150 days after the latest date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as “registrable securities.” We will use our reasonable efforts to keep such shelf registration effective until the earliest of:

(1) two years from the date we file the shelf registration statement;

(2) the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3) the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

      We will be permitted to suspend the use of this prospectus for a period not to exceed an aggregate of 60 days in any 90-day period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

      A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement of which this prospectus is a part generally will be required to provide information about itself and the specifics of the sale, be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder. If:

(1) on or prior to the 150th day after August 6, 2003, the shelf registration statement of which this prospectus is a part has not been filed with the SEC;

(2) on or prior to the 210th day after August 6, 2003, such shelf registration statement has not been declared effective by the SEC;

(3) we fail, with respect to a holder that supplies the questionnaire described below, to supplement such shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling security holders; or

(4) after such shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or this prospectus ceases to be usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with and during the periods specified in the registration rights agreement and (A) unless we declare a suspension period to be in effect, we do not cure such shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 60th day or 90th day, as the case may be,

(we refer to each such event described above in clauses (1) through (4) as a “registration default”), additional interest will accrue on the notes and underlying common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement.

      We will give notice of filing of the shelf registration statement of which this prospectus is a part, which we refer to as a “filing notice,” to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture.

      We will give notice to all holders who have provided us with the notice and questionnaire described below of the effectiveness of the shelf registration statement. A holder of notes will need to complete the notice and questionnaire attached as Annex A to the offering circular used in connection with the initial offering of the notes prior to any intended distribution of registrable securities pursuant to the shelf registration statement of which this prospectus is a part. We refer to this form of notice and questionnaire as the “questionnaire.” A holder of notes is required to deliver the questionnaire prior to the effectiveness of the shelf registration statement so that the holder can be named as a selling securityholder in this prospectus. Upon receipt of a holder’s completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that the holder may use the prospectus, subject to our right to suspend its use under certain circumstances. If this filing requires a post-effective amendment to the shelf registration statement, we will pay additional interest if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment.

      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of this prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

      We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

      We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall he cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

      The indenture and the notes are governed by, and will be construed in accordance with, the law of the State of New York.

Concerning the Trustee

      Wells Fargo Bank Minnesota, N.A., has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

      The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

      We initially issued the notes in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC or remains in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between the DTC and the trustee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers of the notes, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts credited were designated by the initial purchasers of the notes. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

      Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

Common Stock

      As of September 30, 2003, there were 46,578,349 shares of common stock outstanding (excluding 11,673,402 shares held as treasury stock).

      Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to the rights, if any, of preferred stockholders.

      Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders, except that all holders are entitled to cumulate their votes in the election of directors. Every stockholder voting in the election of directors may cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares held by that stockholder, or distribute these votes on the same principle among as many candidates as the stockholder may select, provided that votes cannot be cast for more candidates than the number of directors to be elected.

      Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

      Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any preferred stock.

      Our outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue in the future upon the conversion of the notes will also be fully paid and nonassessable.

Preferred Stock

      As of September 30, 2003 there were no shares of preferred stock outstanding. The board of directors is authorized, without action by the shareholders, to designate and issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

      The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

Registration Rights

      In connection with the issuance by HNC of its 5.25% Convertible Subordinated Notes due August 24, 2001 (the “2001 Notes”), HNC entered into a Registration Rights Agreement, dated August 24, 2001 (the “2001 Registration Rights Agreement”), for the benefit of the 2001 Notes and the underlying shares of common stock. In connection with our acquisition of HNC we assumed HNC’s obligations under the 2001 Notes and the 2001 Registration Rights Agreement and filed a registration statement on Form S-3 covering the resale of the 2001 Notes and underlying securities, which was subsequently declared effective by the SEC. Under the 2001 Registration Rights Agreement, we are obligated to maintain the effectiveness of this registration statement for a period of two years (or for such longer period if extended pursuant to a suspension of the registration statement as provided by

Section 2(h) of the 2001 Registration Rights Agreement) from the date of its effectiveness or such shorter period that will terminate when all the securities covered by the registration statement have been sold pursuant thereto or may be sold pursuant to Rule 144(k) under the Securities Act (or any successor rule thereof).

Stockholder Rights Plan

      Our board of directors has adopted a stockholder rights plan. Pursuant to the stockholder rights plan, we made a dividend distribution of one preferred share purchase right on each share of our common stock outstanding on August 21, 2001 and each share of our common stock issued after that date. Each right entitles stockholders to buy one one-thousandth of a share of our Series A participating preferred stock with economic terms similar to that of one share of common stock, at an exercise price of $240.00 per one one-thousandth of a share, subject to adjustment. Each right will become exercisable following the earlier of (a) the public announcement by any person or group that such person or group has acquired or obtained the right to acquire 15% or more of our common stock or (b) the tenth business day after a person or group announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 15% or more of our common stock, each person or group in (a) and (b), being referred to as an “Acquiring Person.”

      Following the exercisability of the rights and once an Acquiring Person has obtained 15% or more of our common stock, each right (other than any rights held by the Acquiring Person itself or its affiliates) will entitle the holder of the right to purchase, for the exercise price, a number of shares of our common stock having a then current value equal to twice the exercise price. In addition, after the rights become exercisable and after an Acquiring Person has obtained 15% or more of our common stock, if: (1) we merge into another entity; (2) another entity merges into us; or (3) we sell more than 50% of our assets or earning power (as determined by our board of directors in good faith), then each right (other than any rights held by the acquiring person or its affiliates) shall entitle the holder of the right to purchase, for the exercise price, a number of shares of common stock of the person surviving the transaction with us having a then current market value equal to twice the exercise price.

      At any time after an Acquiring Person obtains 15% or more of our common stock and prior to the acquisition by that person of 50% of our outstanding common stock, our board of directors may elect to exchange the rights (other than any rights held by the acquiring person or its affiliates), in whole or in part, for shares of our common stock at an exchange ratio of one share per right.

      We are entitled to redeem the rights at a price of $.001 per right at any time before the earlier of: (i) an Acquiring Person becoming such; or (ii) the final expiration date of the rights. The exercise price, the number of rights and the number of shares issuable upon exercise of the rights are subject to anti-dilution adjustments as described in the stockholder rights plan. Unless earlier exercised, exchanged or redeemed, the rights expire on August 9, 2011.

Potential Anti-takeover Effects

      The stockholder rights plan and some provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of Fair Isaac. This could limit the price that certain investors might be willing to pay in the future for our shares of common stock.

      Our certificate of incorporation and bylaws allow us to:

•	issue preferred stock without any vote or further action by our stockholders;

•	eliminate the right of stockholders to act by written consent without a meeting;

•	specify procedures for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings; and

•	have cumulative voting in the election of directors.

      We are subject to provisions of Delaware law that could also delay or make more difficult a merger, tender offer or proxy contest involving Fair Isaac. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any stockholder for a period of three years unless the transaction meets certain conditions.

      The stockholder rights plan, the possible issuance of preferred stock, the procedures required for director nominations and stockholder proposals and Delaware law could have the effect of delaying, deferring or preventing a change in control of Fair Isaac, including without limitation discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investors Services LLC.

New York Stock Exchange Listing

      Our common stock is quoted on the New York Stock Exchange under the symbol “FIC.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and our common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and our common stock as capital assets (generally, as investments).

      This discussion does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	tax-exempt organizations;

•	persons holding the notes or our common stock as part of a straddle, hedge, conversion or similar transaction;

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

      This summary is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” judicial decisions, final, temporary and proposed Treasury regulations and administrative pronouncements, changes to any of which subsequent to the date of this offering memorandum may affect the tax consequences described herein, possibly with retroactive effect. No rulings have been sought or are expected to be sought from the Internal Revenue Service, referred to as the “IRS,” with respect to any of the U.S. federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax characterization and the tax consequences described below. Further, the discussion does not address the U.S. federal estate or gift tax consequences, or any state, local or foreign tax consequences, of the purchase, ownership or disposition of the notes or our common stock.

      Persons considering the purchase of the notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the notes

      The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, we will agree, and by acceptance of a beneficial interest in a note each holder of a note will be deemed to have agreed, to treat the notes as indebtedness for U.S. federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments, referred to in this prospectus as the “contingent payment debt regulations,” with a comparable yield calculated in the manner described below.

      However, because the applicability of the contingent payment debt regulations to any particular instruments, such as the notes, is uncertain, no assurance can be given that the IRS will not assert that the notes should be treated differently. Different treatment could significantly affect the amount, timing and character of income, gain or loss with respect to an investment in the notes.

      The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

      As used herein, the term United States Holder means a beneficial owner of a note or our common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Interest Accruals on the Notes

      Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income on the notes on a constant yield basis at an assumed yield, referred to as the “comparable yield,” determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in income, in each year prior to maturity, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which we could issue a nonconvertible, fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. We have determined the comparable yield to be 5.65%, compounded semi-annually.

      Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, we are required to construct a projected payment schedule in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting Vice President Corporate Development, Fair Isaac Corporation, 200 Smith Ranch Road, San Rafael, California 94903.

      The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a United States Holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to United States Holders of the notes.

      Pursuant to the terms of the indenture, we and every United States Holder agree (in the absence of an administrative determination or judicial ruling to the contrary) to be bound by our determination of the comparable yield and projected payment schedule and to use such comparable yield and projected payment schedule in determining interest accruals and adjustments (described below) in respect of the notes.

      Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of its accounting method) will be required to accrue interest as the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes (as set forth below). The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, referred to as the “issue price.”

      The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note

(adjusted to reflect the length of the accrual period) and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods thereafter will be (x) the sum of the issue price of such note and any interest previously accrued thereon (disregarding any positive or negative adjustments described below) minus (y) the projected amount of any payments on the notes for previous accrual periods.

      In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments, referred to as a “positive adjustment,” in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property (such as our common stock) received in that year and should include any liquidated damages received in that year were we to fail to timely register the notes. We intend to treat any liquidated damages as payments of additional interest. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a negative adjustment equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in the taxable year and (ii) to the extent of any excess, give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes. If a United States Holder purchases notes at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The United States Holder must reasonably allocate the adjustment over the remaining term of the notes by reference to the accruals of interest at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of interest at the comparable yield. Holders should consult their tax advisors regarding those allocations.

Sale, Exchange, Conversion or Retirement of the Notes

      Upon a sale, exchange, conversion or retirement of a note for cash, a United States Holder will generally recognize gain or loss. The calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a United States Holder upon the conversion of a note as a payment under the contingent payment debt regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

      The amount of gain or loss on a taxable sale, exchange, conversion or retirement will be equal to the difference between the amount realized on the sale, exchange, conversion or retirement (including the fair market value of our common stock received, if any) and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any positive or negative adjustments to interest accruals described above) and decreased by the projected amount of any payments previously made on the note to the United States Holder. A United States Holder generally will treat any gain as interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions net of negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

      A United States Holder’s tax basis in our common stock received upon the conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for our common stock received will commence on the day immediately following the date of conversion.

Dividends on Our Common Stock

      Distributions paid on our common stock received upon the conversion of a note, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of accounting. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, up to the United States Holder’s tax basis in our common stock. Any remaining excess will be treated as a capital gain.

      The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interest upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

      Under recently enacted legislation, dividends received by a noncorporate United States Holder may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Disposition of Our Common Stock

      Unless a nonrecognition provision applies, gain or loss realized by a United States Holder on the sale or other disposition of our common stock received upon the conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s tax basis in the common stock disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-United States Holders

      As used herein, the term Non-United States Holder means a beneficial owner of a note or our common stock that is, for U.S. federal income tax purposes not a United States Holder.

Notes

      All payments on the notes made to a Non-United States Holder, including a payment in our common stock or cash pursuant to a conversion or retirement, and any gain realized on a sale, exchange, conversion or retirement of the notes will be, and any liquidated damages that would apply should we fail to timely register the notes should be, exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest;

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder;

•	such payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; and

•	in the case of gain realized on the sale, exchange, conversion or retirement of the notes, we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion or retirement and the period the Non-United States Holder held the notes, a U.S. real property holding corporation. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

      We intend to treat any liquidated damages as payments of additional interest.

      The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies to us on IRS Form W-8BEN (or other appropriate form), under penalties of perjury, that it is not a U.S. person and provides its name and address.

      If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on the note are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “ — Tax consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or other appropriate form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the notes, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

Common Stock

      Dividends paid to a Non-United States Holder of our common stock, as well as any constructive dividends, generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN (or other appropriate form) certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether such holder can obtain a refund for all or a portion of the withholding tax.

      If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “ — Tax consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI (or other appropriate form) in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

      A Non-United States Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless:

•	the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States;

•	in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

      If a Non-United States Holder of our common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “ — Tax consequences to United States holders” above). These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a branch profits tax at a rate of 30%, subject to reduction by an applicable treaty, on their effectively connected income.

Backup Withholding and Information Reporting

      Information returns may be filed with the IRS in connection with payments on the notes, our common stock and the proceeds from a sale or other disposition of the notes or our common stock.

      A United States Holder may be subject to U.S. backup withholding tax on those payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

      We originally issued the notes on August 6, 2003. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or successors, may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table sets forth information as of January 8, 2004 about the principal amount of notes and the underlying common stock owned by each selling securityholder that may be offered using this prospectus.

		Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

AIG DKR SoundShore Holdings Ltd.	$1,312,000	19,900	19,900	0	0
AIG DKR SoundShore Opportunity Holding Fund Ltd.	923,000	13,999	13,999	0	0
AIG DKR SoundShore Strategic Holding Fund Ltd.	565,000	8,569	8,569	0	0
AM Investment D Fund (QP) LP	220,000	3,336	3,336	0	0
AM Investment E Fund Ltd.	1,260,000	19,111	19,111	0	0
Alexian Brothers Medical Center .	100,000	1,516	1,516	0	0
Advent Convertible Master (Cayman) L.P.	10,640,000	161,386	161,386	0	0
Advisory Convertible Arbitrage Fund (I) L.P.	500,000	7,583	7,583	0	0
Alcon Laboratories	452,000	6,855	6,855	0	0
Allentown City Firefighters Pension Plan	13,000	197	197	0	0
Allentown City Officers & Employees Pension Fund	15,000	227	227	0	0
Allentown City Police Pension Plan	22,000	333	333	0	0
Allstate Insurance Company	500,000	7,583	7,583	0	21,333 (5)
Aloha Airlines Non-Pilots Pension Trust	70,000	1,061	1,061	0	0
Aloha Pilots Retirement Trust	36,000	546	546	0	0
Alpha US Sub Fund 4 LLC	464,000	7,037	7,037	0	0
Arapahoe County Colorado	57,000	864	864	0	0
Arkansas PERS	1,500,000	22,751	22,751	0	0
Arlington County Employees Retirement System	781,000	11,846	11,846	0	0
Asante Health Systems	116,000	1,759	1,759	0	0
BP Amoco PLC Master Trust	47,000	712	712	0	0
Bear, Stearns & Co. Inc.	1,000,000	15,167	15,167	0	0
Black Diamond Convertible Offshore LDC	1,306,000	19,809	19,809	0	0
Black Diamond Offshore Ltd.	729,000	11,057	11,057	0	0

		Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

Boilermakers Blacksmith Pension Trust	1,200,000	18,201	18,201	0	0
British Virgin Islands Social Security Board	103,000	1,562	1,562	0	0
C & H Sugar Company Inc.	90,000	1,365	1,365	0	0
CNH CA Master Account, L.P.	1,500,000	22,751	22,751	0	0
CALAMOS® Convertible Fund — CALAMOS® Investment Trust	7,400,000	112,242	112,242	0	0
Chrysler Corporation Master Retirement Trust	4,530,000	68,710	68,710	0	0
Citadel Equity Fund Ltd.	12,295,000	186,489	186,489	0	0
Citadel Jackson Investment Fund Ltd.	1,205,000	18,277	18,277	0	0
City and County of San Francisco Retirement System	1,728,000	26,210	26,210	0	0
City of New Orleans	238,000	3,609	3,609	0	0
City University of New York	175,000	2,654	2,654	0	0
Convertible Securities Fund	90,000	1,365	1,365	0	0
Credit Lyonnais Securities (USA) Inc.	4,000,000	60,671	60,671	0	0
DaimlerChrysler Corp Emp. #1 Pension Plan, Dtd 4/1/89	3,470,000	52,632	52,632	0	0
Delaware PERS	2,200,000	33,369	33,369	0	0
Delaware Public Employees Retirement System	1,813,000	27,544	27,544	0	0
Delta Airlines Master Trust	545,000	8,266	8,266	0	0
Delta Air Lines Master Trust — CV	1,870,000	28,363	28,363	0	0
Delta Pilots Disability & Survivorship Trust — CV	905,000	13,726	13,726	0	0
Double Black Diamond Offshore LDC	3,825,000	58,017	58,017	0	0
Drury University	15,000	227	227	0	0
Duke Endowment	230,000	3,488	3,488	0	0
F. R. Convt. Sec. Fn	220,000	3,336	3,336	0	0
Fore Convertible MasterFund Ltd.	17,000,000	257,854	257,854	0	0
Franklin and Marshall College	270,000	4,095	4,095	0	0
Gaia Offshore Master Fund Ltd.	3,170,000	48,082	48,082	0	0
Genesys Regional Medical Center	160,000	2,426	2,426	0	0
Global Bermuda Limited Partnership	3,000,000	45,503	45,503	0	0
Grady Hospital Foundation	155,000	2,351	2,351	0	0

		Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

Guggenheim Portfolio Company VIII, LLC	5,000,000	75,839	75,839	0	0
Hfr Arbitrage Fund	524,000	7,947	7,947	0	0
Hawaiian Airlines Employees Pension Plan-IAM	25,000	379	379	0	0
Hawaiian Airlines Pension Plan for Salaried Employee’s	4,000	60	60	0	0
Hawaiian Airlines Pilots Retirement Plan	65,000	985	985	0	0
Highbridge International LLC	40,000,000	606,716	606,716	0	0
Hillbloom Foundation	30,000	455	455	0	0
Hotel Union & Hotel Industry of Hawaii Pension Plan	16,000	242	242	0	0
ICI American Holdings Trust	500,000	7,583	7,583	0	0
Independence Blue Cross	400,000	6,067	6,067	0	0
JMG Capital Partners, LP	16,000,000	242,686	242,686	0	0
KBC Financial Products USA Inc.	1,600,000	24,268	24,268	0	0
Lakeshore International Limited .	12,000,000	182,014	182,014	0	0
Lyxor	1,273,000	19,308	19,308	0	0
Lyxor/ AM Investment Fund Ltd.	340,000	5,157	5,157	0	0
Lyxor/ Gaia II Fund Ltd.	830,000	12,589	12,589	0	0
MLQA Convertible Securities Arbitrage	5,000,000	75,839	75,839	0	0
MSD TCB, LB	2,000,000	30,335	30,335	0	0
Man Mac I Limited	7,000,000	106,175	106,175	0	0
Man Convertible Bond Master Fund, Ltd.	13,600,000	206,283	206,283	0	0
McMahan Securities Co. L.P.	17,000	257	257	0	0
Mellon HBV Master Convertible Arbitrage Fund LP	1,000,000	15,167	15,167	0	0
Mellon HBV Master MultiStrategy Fund LP	250,000	3,791	3,791	0	0
Merrill Lynch Insurance Group	321,000	4,868	4,868	0	0
Microsoft Corporation	2,130,000	32,307	32,307	0	0
Mint Master Fund LP	250,000	3,791	3,791	0	0
Morgan Stanley Convertible Securities Trust	1,750,000	26,543	26,543	0	0
Motion Picture Industry Health Plan — Active Member Fund	470,000	7,128	7,128	0	0
Motion Picture Industry Health Plan — Retiree Member Fund .	310,000	4,702	4,702	0	0
Municipal Employees	280,000	4,247	4,247	0	0

		Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

Munson Medical Center Retirement Plan	70,000	1,061	1,061	0	0
Munson2 Healthcare Board Designated Operating Fund	55,000	834	834	0	0
Nations Convertible Securities Fund	11,910,000	180,649	180,649	0	0
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	3,000,000	45,503	45,503	0	0
New Orleans Firefighters Pension/ Relief Fund	158,000	2,396	2,396	0	0
Nisswa Master Fund Ltd.	2,000,000	30,335	30,335	0	0
OCM Convertible Trust	3,750,000	56,879	56,879	0	0
OCM Global Convertible Securities Fund — DC	230,000	3,488	3,488	0	0
Oakwood Assurance Company	50,000	758	758	0	0
Oakwood Healthcare Inc. Funded Depreciation	85,000	1,289	1,289	0	0
Oakwood Healthcare Inc. (Pension)	160,000	2,426	2,426	0	0
Oakwood Healthcare Inc. (Endowment)	7,000	106	106	0	0
Oakwood Healthcare Inc. — OHP	13,000	197	197	0	0
Occidental Petroleum Corporation	316,000	4,793	4,793	0	0
Ohio Bureau of Workers Compensation	172,000	2,608	2,608	0	0
Oppenheimer Convertible Securities Fund	4,500,000	68,255	68,255	0	0
Partner Reinsurance Company Ltd.	1,585,000	24,041	24,041	0	0
Policeman and Fireman Retirement System of the City of Detroit	540,000	8,190	8,190	0	0
Privilege Portfolio SICAV	5,000,000	75,839	75,839	0	0
Pro-mutual	877,000	13,302	13,302	0	0
Prudential Insurance Co of America	130,000	1,971	1,971	0	0
Putnam Convertible Income — Growth Trust	7,500,000	113,759	113,759	0	0
Quattro Fund Ltd.	6,400,000	97,074	97,074	0	0
Qwest Occupational Health Trust	515,000	7,811	7,811	0	0
RBC Alternative Assets L.P.	100,000	1,516	1,516	0	252
Royal Bank of Canada	3,000,000	45,503	45,503	0	1,173
SSI Blended Market Neutral L.P.	37,000	561	561	0	0

		Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

St. Thomas Trading, Ltd.	26,400,000	400,432	400,432	0	0
Sage Capital	2,150,000	32,610	32,610	0	0
Silverback Master, Ltd.	3,500,000	53,087	53,087	0	0
Sphinx Convertible Arb Fund SPC	13,000	197	197	0	0
State Employees’ Retirement Fund of the State of Delaware .	2,105,000	31,928	31,928	0	0
State of Maryland Retirement Agency	3,747,000	56,834	56,834	0	0
State of Oregon/ Equity	6,800,000	103,141	103,141	0	0
State of Oregon/ SAIF Corp.	2,125,000	32,231	32,231	0	0
State Street Bank Custodian for GE Pension Trust	2,260,000	34,279	34,279	0	0
Syngenta AG	375,000	5,687	5,687	0	0
TD Securities (USA) Inc.	10,000,000	151,679	151,679	0	0
Tag Associates	99,000	1,501	1,501	0	0
Teachers Insurance and Annuity Association of America	15,500,000	235,102	235,102	0	0
The Coast Fund, L.P.	2,000,000	30,335	30,335	0	0
The Grable Foundation	88,000	1,334	1,334	0	0
Travelers Indemnity Company — Commercial Lines	510,000	7,735	7,735	0	0
Travelers Indemnity Company — Personal Lines	340,000	5,157	5,157	0	0
Trustmark Insurance	394,000	5,976	5,976	0	0
US Bank FBO Benedictine Health Systems	110,000	1,668	1,668	0	0
Viacom Inc. Pension Plan Master Trust	1,000	15	15	0	0
Wachovia Bank National Association	25,000,000	379,197	379,197	0	0
Waterstone Market Neutral Fund LP	1,280,000	19,414	19,414	0	0
Waterstone Market Neutral Offshore Fund Ltd	6,720,000	101,928	101,928	0	0
White River Securities L.L.C	1,000,000	15,167	15,167	0	0
Worldwide Transactions Ltd.	140,000	2,123	2,123	0	0
Zeneca Holdings Trust	675,000	10,238	10,238	0	0
Zurich Institutional Benchmark Management c/o Quattro Fund	1,600,000	24,268	24,268	0	0
Zurich Institutional Benchmarks Master Fund Ltd.	106,000	1,607	1,607	0	0
1976 Distribution Trust FBO A.R Lauder/ Zinterhofer	7,000	106	106	0	0

Shares of
		Common	Common		Common
	Principal	Stock Owned	Stock Offered	Notes Owned	Stock Owned
	Amount of	Upon	Upon	After	After
	Notes Owned	Conversion of	Conversion of	Completion of	Completion of
Name	and Offered	Notes(1)	Notes(1)	Offering(2)	Offering(2)

2000 Revocable Trust FBO A.R Lauder/ Zinterhofer	7,000	106	106	0	0
Any other owner of notes or future transferee, pledgee, donee or successor of or from any such owner(3)(4)	23,773,000	360,586	360,586	0	0

(1)	Assumes conversion of all of the selling securityholder’s notes at the initial conversion rate of 15.1679 shares per note. However, the conversion rate is subject to adjustment as described under “Description of the Notes — Conversion of Notes.” as a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future. Assuming a conversion rate of 15.1679 shares per note, no selling securityholder will own more than 1% of our outstanding common stock upon conversion of the debentures.

(2)	Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	This amount represents notes held by selling securityholders who have not yet submitted to us their selling securityholder questionnaires. Information regarding such selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus supplements, as required, after selling securityholder questionnaires are provided to us.

(4)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not own any common stock other than the common stock issuable upon conversion of the notes.

(5)	Includes 13,100 shares held by Allstate Insurance Company, 900 shares held by Allstate New Jersey Insurance Company 1,742 shares held by Agents Pension Plan and 5,591 shares held by Allstate Retirement Plan.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

      None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, including their transferees, pledgees and donees; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” as a result, any profits on the sale of the notes or the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and the underlying common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

      In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders also may deliver the notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers or other financial institutions that in turn may sell the notes and the underlying common stock.

      The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

      Selling securityholders may not sell any, or may not sell all, of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Moreover, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the notes or underlying common stock.

      Our common stock is quoted on the New York Stock Exchange under the symbol “FIC.” the notes are currently designated for trading on the PORTAL market. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

      The selling securityholders and any other person participating in the distribution of the notes and the underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, under Regulation M, any person engaged in the distribution of the notes and the underlying common stock may not engage in market-making activities with respect to the notes and the underlying common stock for certain periods prior to the commencement of such distribution. The foregoing may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      To the extent required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the registration statement of which this prospectus forms a part.

      Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the issuance, registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $864,360.

LEGAL MATTERS

      The legality of the notes and underlying common stock offered by this prospectus has been passed upon by Andrea M. Fike, who is our Vice President and General Counsel. Ms. Fike owns, or has the right to acquire, a number of shares of our common stock which represents less than 0.1% of the total outstanding common stock.

EXPERTS

      The consolidated financial statements of Fair Isaac Corporation as of September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the September 30, 2003 consolidated financial statements refers to a change in the Company’s method of accounting for goodwill.